                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 17)*


                          KIMBALL INTERNATIONAL, INC.
                               (Name of Issuer)


                      CLASS B COMMON STOCK $ .05 PAR VALUE
                        (Title of Class of Securities)


                                 494274 10 3
                               (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     x Rule 13d-1(d)

(This amendment is being filed solely to reflect the change in the Advisory Committee members.)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2a of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      H. E. Thyen
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES               213,524
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                      224,188
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                      213,524

                          8 SHARED DISPOSITIVE POWER
                               224,188


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             437,712


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.6%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                               Page 2b of 6

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alan B. Hoffman
      XXX-XX-XXXX


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                       (b)


3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


                          5 SOLE VOTING POWER
NUMBER OF SHARES                23,354
 BENEFICIALLY
   OWNED BY               6 SHARED VOTING POWER
     EACH                          120
  REPORTING
    PERSON                7 SOLE DISPOSITIVE POWER
     WITH                       23,354

                          8 SHARED DISPOSITIVE POWER
                                   120


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              23,474


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          (X)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .1%


12    TYPE OF REPORTING PERSON*
           IN


      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                                Page 3 of 6

Item 1(a)     Name of Issuer:

              Kimball International, Inc.


Item 1(b)     Address of Issuer's Principal Executive Offices:

              1600 Royal Street
              Jasper, IN 47549


Item 2(a)     Name of Persons Filing this Statement:

              Herbert E. Thyen
              Alan B. Hoffman


Item 2(b)     Address or Principal Business Office or, if none, Residence:

              1600 Royal Street
              Jasper, IN 47549


Item 2(c)     Citizenship:

              Each of the persons filing this statement is a citizen of the United States.


Item 2(d)     Title of Class of Securities:

              Class B Common Stock, $.05 Par Value


Item 2(e)     CUSIP Number:

              494274 10 3


Item 3        Not Applicable

                                 SCHEDULE 13G

CUSIP No. 494274 10 3                                                Page 4 of 6

Item 4        Ownership (See Notes A,B,C,D,E and F)
                                             (i)         (ii)          (iii)        (iv)


                                            (A)                       (A)
                                            Sole        Shared        Sole         Shared
                     (A)                    Power       Power         Power to     Power to
                     Amount        (A)      to Vote     to Vote       Dispose or   Dispose or
                     Benefi-       Percent  or          or            Direct the   Direct the
                     cially        of       Direct      Direct        Disposi-     Disposi-
                     Owned         Class    the Vote    the Vote      tion of      tion of
                     ---------     -----    --------    ---------     -------      ---------
Herbert E. Theyn(B)  437,712       1.6%      213,524    224,188       213,524      224,188
Alan B. Hoffman(C)    23,474        .1%       23,354        120        23,354          120
James C. Thyen (D)


Note A.  Includes shares of Class A Common Stock of Kimball International, Inc. which pursuant to charter provision is convertible into Class B Common Stock on a share-
         for-share basis at any time.

Note B.  Includes shares held by a family trust.

Note C.  Does not include 120 shares which may be deemed to be beneficially owned by the reporting person's wife.

Note D.  This person's share ownership in Kimball International Class B Common Stock (previously included on the Schedule 13G Amendments filed jointly with H.E. Thyen and A.B. Hoffman)
         is reported on Schedule 13G Amendment No. 2 filed as of 12/31/1998.

Note E.  The persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1).

Note F.  Each of the reporting persons disclaims beneficial ownership of any shares listed above of which we would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.



Item 5.  Ownership of Five Percent or Less of a Class.

         Each of the two reporting persons (H.E. Thyen and A.B. Hoffman) has ceased to be the beneficial owner of more than five percent of the Kimball Class B Common Stock.

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                                 SCHEDULE 13G

                                  SIGNATURE

CUSIP No. 494274 10 3                                                Page 5 of 6

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 29, 1999



Herbert E. Thyen
HERBERT E. THYEN




Exhibits

Attached hereto as Exhibit A are agreements from each of the persons filing this statement, other than the above signature, that this statement is filed on behalf of each of them.


Attention:  Intentional mis-statements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C. 1001).

                                                                 Exhibit A

                                  SIGNATURE

CUSIP No. 494274 10 3                                                Page 6 of 6

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that Schedule 13G, to which this instrument is an exhibit, is filed on behalf of each of the undersigned.


January 29, 1999



Alan B. Hoffman
ALAN B. HOFFMAN